Gregory P. Rodgers Direct Dial: 212-906-2918 greg.rodgers@lw.com	53rd at Third 885 Third Avenue New York, New York 10022-4834 Tel: +1.212.906.1200 Fax: +1.212.751.4864 www.lw.com
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January 28, 2015 VIA EDGAR AND OVERNIGHT DELIVERY Division of Corporation Finance United States Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549 Attention: Justin Dobbie	Abu Dhabi Barcelona Beijing Boston Brussels Chicago Doha Dubai Düsseldorf Frankfurt Hamburg Hong Kong Houston London Los Angeles Madrid	Milan Moscow Munich New Jersey New York Orange County Paris Riyadh Rome San Diego San Francisco Shanghai Silicon Valley Singapore Tokyo Washington, D.C.

Re:                             Shake Shack Inc.
Registration Statement on Form S-1
Originally Filed December 29, 2014
CIK No. 0001260533

Ladies and Gentlemen:

On behalf of our client Shake Shack Inc., a Delaware corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), and the rules promulgated thereunder, please find enclosed for submission with the Securities and Exchange Commission (the “Commission”) a complete copy of Amendment No. 2 (“Amendment No. 2”) to the above-captioned Registration Statement on Form S-1 (as amended, the “Registration Statement”), which was initially publicly filed with the Commission on December 29, 2014.

This amendment reflects certain revisions to the Registration Statement in response to the comment letter from the staff of the Commission (the “Staff”) to Randy Garutti, the Company’s Chief Executive Officer, dated January 26, 2015, as well as revisions to reflect the increased offering price range of $17.00 to $19.00 per share.  The responses provided herein are based on information provided to Latham & Watkins LLP by the Company. For your convenience we are also providing five copies of Amendment No. 2, marked to show changes against Amendment No. 1 to the Registration Statement, in the traditional non-EDGAR format.

The numbered paragraphs in italics below set forth the Staff’s comments together with the response.  Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

Dilution, page 62

1.              Refer to the tabular presentation at the bottom on page 62. Please provide us with your detailed computation of the line item, pro forma net tangible book value per share as of September 24, 2014 before this offering. Based on footnote (1) description, we compute this amount to be $0.38 rather than $0.33. Please advise or revise the disclosures accordingly.

Response:

The Company respectfully acknowledges the Staff’s comment and has expanded its disclosure to provide a detailed computation of pro forma net tangible book value per share as of September 24, 2014 before this offering. See page 63.

Unaudited Pro Forma Consolidated Financial Information, page 70

Notes to the Unaudited Pro Forma Consolidated Balance Sheet, page 74

2.              Please expand the discussion in footnote (7) to explain how you determined the pro forma balance sheet adjustment amount of $2,518,000 for the line item accrued wages and related liabilities, and explain what this amount represents. In addition, please also disclose in a detailed tabular format your computation of the $11,238,000 adjustment amount to additional paid-in capital.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the new pro forma adjustment to accrued wages and related liabilities in the amount of $3,318,000 represents employee withholding taxes related to the settlement of the outstanding awards held by the Former UAR Plan Participants. The Company has revised footnote (7) to the Unaudited Pro Forma Consolidated Balance Sheet accordingly. See page 75.

The Company also advises the Staff that the new $13,485,000 adjustment to additional paid-in capital also includes adjustments related to (i) the total increase in compensation expense the Company expects to incur following the completion of this offering, (ii) the exchange by the Former SSE Equity Owners of their LLC Interests for shares of Class A common stock on a one-to-one basis, and (iii) recognition of a non-controlling interest. As discussed with the Staff, the Company has not provided additional detail regarding these adjustments as the Company does not believe this information would be meaningful to a potential investor.

3.              Refer to the first bullet in footnote (7). Please expand to explain how you computed the qualifying transaction price to be $442.2 million using the midpoint offering price of $15.00. Further, please explain the derivation of the 863,077 total common units outstanding, given that there were only 22,214 awards outstanding under the Unit Appreciation Rights (“UAR”) Plan as of September 24, 2014, and advise where the total common units are discussed in the filing. The footnote should explain in detail why, along with how the midpoint price of the IPO has been converted into the qualifying transaction price per UAR award of $512.53. It is unclear to us the source of common stock units in the conversion formula.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the qualifying transaction price is calculated based on an implied valuation of SSE Holdings as determined using the assumed initial public offering price (the midpoint of the price range set forth on the cover page of the prospectus). The Company also advises the Staff that the 863,077 total common units outstanding represents the outstanding units of SSE Holdings currently held by its members and does not include the 22,214 awards outstanding under the UAR Plan. The 863,077 total common units outstanding is not discussed elsewhere in the prospectus as the number is not meaningful due to the concurrent recapitalization transactions  taking place in connection with the offering. In those transactions, the second amended and restated limited liability company agreement of SSE Holdings will be amended and restated to, among other things, (i) provide for LLC Interests that will be the single class of common membership interests in SSE Holdings, and (ii) exchange all of the Original SSE Equity Owners’ existing membership interests in SSE Holdings for LLC Interests.

The computation of the qualifying transaction price and the qualifying transaction price per unit is set forth below and is consistent with the methodology used to determine the base price of each individual UAR grant.

Numerator:
Implied valuation of SSE Holdings	$639,000,000
Less: gross proceeds	(90,000,000)
Implied valuation (excluding proceeds)	549,000,000

Less: value ascribed to restricted Class B units	(19,267,500)
Value available to common units	$529,732,500

Denominator:
Total common units outstanding	863,077.32

Value per common unit	$613.77

As discussed with the Staff, the Company did not revise the Registration Statement to include this computation as the Company believes this information would not be meaningful to a potential investor.

4.              Refer to the second bullet in footnote (7). We note your disclosure of the $0.6 million of compensation expense to be recognized with the acceleration of the vesting of the Class B common units as a result of the occurrence of the initial public offering. We further note the adjustment amount appears to represent the total unrecognized compensation expense as of September 24, 2014 as disclosed in the last paragraph of Note 11, Equity-based Compensation, on page F-33. Please confirm our understanding is correct. Also, from disclosure in Note 12, Equity-based Compensation, on page F-21 it is noted that the weighted-average grant date fair value of units granted in 2013 was $92.31 per unit. Please reconcile this per unit price of $92.31, and describe the impact to the amount of compensation expense to be recognized, with that of the midpoint offering price of $15 per share. In this regard, clarify if the $92.31 per unit amount has been split-adjusted or otherwise converted in order to reconcile with the use of the IPO price.

Response:

The Company respectfully acknowledges the Staff’s comment and confirms that the $0.6 million of compensation expense to be recognized in connection with the accelerated vesting of the outstanding restricted Class B units in connection with this offering is the total unrecognized compensation expense as of September 24, 2014 as disclosed in Note 11 to the Unaudited Interim Condensed Consolidated Financial Statements.

The Company advises the Staff that the weighted-average grant date fair value of the restricted Class B units granted in fiscal 2013 of $92.31 per unit was determined on the grant date in accordance with ASC Topic 718 and has not been split-adjusted or otherwise converted. The compensation expense to be recognized in connection with these restricted Class B units is not impacted by the initial public offering price.

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible.   Please do not hesitate to contact me at 212-906-2918 with any questions or further comments you may have regarding this filing or if you wish to discuss the above.

Sincerely,

/s/ Gregory P. Rodgers

Gregory P. Rodgers
of LATHAM & WATKINS LLP

Enclosures

cc: (via e-mail)

Randy Garutti, Chief Executive Officer, Shake Shack Inc.

Ronald Palmese, Jr., Esq., General Counsel, Shake Shack Inc.

Howard A. Sobel, Esq., Latham & Watkins LLP

Ryan K. deFord, Esq., Latham & Watkins LLP

Daniel J. Bursky, Esq., Fried, Frank, Harris, Shriver & Jacobson LLP

Andrew B. Barkan, Esq., Fried, Frank, Harris, Shriver & Jacobson LLP